SHARE PURCHASE AGEEMENT

THIS SHARE PURCHASE AGREEMENT (this "**Agreement**") is made on June 30, 2025 by and between

(1) **Nature's Sunshine Products, Inc**., a corporation registered in the State of Utah, United States and having its registered address at 2901 W. Bluegrass Blvd. Suite 100, Lehi, UT 84043, U.S.A. (the "**Purchaser**"); and

(2) **Fosun Industrial Co., Limited,** a company registered in Hong Kong with registered number 923901 and having its registered address at 5/F, Manulife Place, 348 Kwun Tong Road, Kln, Hong Kong (the "**Seller**")

(The parties referred to above shall collectively be referred to as "**Parties**" and each a "**Party**".)

WHEREAS,

A. Shanghai Nature's Sunshine Health Products Co., Ltd. (自然阳光（上海）日用品有限公司) (the "**Company**") is a limited liability company incorporated and existing under the Laws of the People's Republic of China (the "**PRC**", for the purpose of this Agreement, excluding Hong Kong, Macau and Taiwan), and having its registered address at 7th Floor, No. 1539, Zhongxing Road, Jing'an District, Shanghai;

B. As of the date of this Agreement, the Seller owns 20% of the equity interests in the Company (the "**Sale Shares**"); and

C. The Seller has agreed to sell, and the Purchaser has agreed to purchase, the Sale Shares on the terms and conditions set out in this Agreement (the "**Share Transfer**").

NOW, THEREFORE, based on and in consideration of the foregoing, the Parties have agreed as follows:

1. Purchase and Sale

Subject to the terms and conditions of this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the Sale Shares for an aggregate consideration in cash in the amount of US$3,900,000 (the "**Purchase Price**").

2. Closing

(a) The closing of the purchase, sale and delivery of the Sale Shares (the "**Closing**") shall take place on the second Business Day after the first date on which all of the conditions set forth in Sections 2(d) and 2(e) (collectively, the "**Conditions**") other than the conditions set forth in Sections 2(d)(i), 2(d)(ii), 2(d)(viii), 2(e)(i), 2(e)(ii) and 2(e)(iv) (the "**Closing Date Conditions**") are fulfilled (or waived in accordance with this Agreement), or at such other time

and/or date as the Seller and the Purchaser may agree in writing (the "**Closing Date**"), subject to the Closing Date Conditions being satisfied (or waived in accordance with this Agreement) on the Closing Date.

(b) Subject to the terms and conditions of this Agreement, the Closing shall take place remotely via electronic exchange on the Closing Date.

(c) Against delivery of the Sale Shares as set out in this Section 2, the Purchaser shall pay the Purchase Price on the Closing Date to such bank account as may be notified in writing by the Seller to the Purchaser at least two (2) Business Days before the Closing Date and deliver to the Seller a copy of the MT103 evidencing the payment of the Purchase Price. The Purchaser's delivery of the MT103 shall be deemed satisfaction of the Purchaser's obligations on the Closing Date. Any portion of the Purchase Price that is not paid by the Purchaser on the Closing Date as evidenced by the MT103 will bear a simple interest at the rate of 0.05% per day starting from (and including) the day immediately following the Closing Date.

(d) The obligation of the Purchaser to consummate the Closing is conditional upon the fulfilment (or waiver in writing by the Purchaser) of the following Conditions:

(i) each of the Warranties given by the Seller is true and correct as of the date of this Agreement and as at the Closing Date as if made on that date (except that the Warranty in Section 1.1 in Part 2 of Schedule 1 is true and correct as of the date of this Agreement and as at the date of the completion of the AMR filing contemplated in Section 2(d)(vi));

(ii) there has been no breach by the Seller of any undertaking contained in this Agreement in any material respect;

(iii) the Company has submitted to the PRC Ministry of Commerce ("**MOC**") or its local counterpart in Shanghai an application for material changes to a direct selling enterprise in connection with the Share Transfer, including the shareholder alteration in the Direct Selling License (直销经营许可证) (the "**MOC Filing**");

(iv) a shareholders' resolution of the Company shall have been passed to (A) remove the director nominated by the Seller to the board of directors of the Company (the "**Seller Director**"), and (B) adopt an amended and restated Articles of Association of the Company to reflect that the Purchaser is the sole shareholder of the Company (the "**Restated Articles**");

(v) the Seller Director shall have issued a letter of resignation to the Company in the form attached as Schedule 2;

(vi) the registration and filing for the Share Transfer and related matters with the PRC State Administration for Market Regulation or its competent local counterpart ("**AMR**") shall have been completed and a certificate issued by AMR evidencing that the Share Transfer to the Purchaser and the Restated Articles have been duly registered with the AMR shall have been obtained, in each case in accordance with applicable Laws;

(vii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. and its affiliates have completed the transaction contemplated by the secondary offering of the shares of common stock of the Purchaser owned by them, resulting in them holding collectively less than 5% of the outstanding shares of common stock of the Purchaser (the "**Sale of Purchaser Shares**"); and

(viii) the Seller shall have entered into a share transfer agreement with the Purchaser for the sale of the Seller's 20% equity interests in Nature's Sunshine Hong Kong Limited (the "**HK JV**") to [the Purchaser] on or around the date of this Agreement (the "**HK JV SPA**"), and closing of the transactions contemplated by the HK JV SPA shall be completed contemporaneously with the Closing.

(e) The obligation of the Seller to consummate the Closing is conditional upon the fulfilment (or waiver in writing by the Seller) of the following Conditions:

(i) each of the Warranties given by the Purchaser is true and correct as of the date of this Agreement and as at the Closing Date as if made on that date;

(ii) there has been no breach by the Purchaser of any undertaking contained in this Agreement in any material respect;

(iii) the Company shall have submitted the MOC Filing; and

(iv) [the Purchaser shall have entered into the HK JV SPA on or around the date of this Agreement, and closing of the transactions contemplated by the HK JV SPA shall be completed contemporaneously with the Closing.]

3. Warranties

Each Party represents and warrants to each other Party that, in relation to itself, each Warranty (as defined below) in Part 1 of Schedule 1 is true and accurate at the date of this Agreement and as at the Closing Date as if made on that date. The Seller represents and warrants to the Purchaser that each Warranty in Part 2 of Schedule 1 is true and accurate at the date of this Agreement and as at the Closing Date as if made on that date (except that the Warranty in Section 1.1 in Part 2 of Schedule 1 is true and correct as of the date of this Agreement and as at the date of the completion of the AMR filing contemplated in Section 2(d)(vi)). "**Warranty**" means any statement contained in Part

1 of Schedule 1 and (with respect to the Seller only) any statement contained in Part 2 of Schedule 1 and "**Warranties**" means all those statements.

4. **Taxes, Expenses and Fees**

(a) Each of the Parties shall be responsible for its own Taxes, costs and expenses, legal fees and fees of other advisors, incurred in connection with the negotiation, preparation and implementation of this Agreement.

(b) Without prejudice to Section 4(a), the Seller shall be solely responsible for and shall pay the PRC enterprise income tax imposed as a result of the Share Transfer as contemplated hereunder. The Seller shall (i) make all relevant filings with the competent PRC tax authority which are required to be completed or filed pursuant to the PRC Enterprise Income Tax Law and relevant PRC Laws (the "**PRC Tax Filings**") within the time period required by the applicable Tax Laws or the competent PRC tax authority; (ii) pay any PRC enterprise income tax for non-resident enterprises as assessed by the PRC tax authority for the Share Transfer hereunder within the time period required by the PRC tax authority; and (iii) promptly provide the Purchaser with a copy of all PRC Tax Filings and the tax payment receipt confirming the completion of the foregoing tax payment. The Seller shall indemnify and hold harmless the Purchaser on demand from and against all the Losses incurred or suffered by the Purchaser or the Company, including any Taxes assessed against the Purchaser or the Company and any penalties and fines, together with all reasonable external out-of-pocket costs and expenses relating thereto including reasonable legal and other advisory fees, expenses and disbursements, in each case arising out of or in connection with any failure by the Seller to pay the PRC taxes or otherwise comply with its obligations contemplated in this Section 4(b). The indemnification payments shall be due within fifteen (15) days after receipt of a written request from the Purchaser including reasonable detailed information on the amount to be indemnified.

5. **Covenants**

(a) The Seller shall use its all reasonable efforts to complete the Sale of Purchaser Shares as soon as practicable.

(b) The Purchaser shall procure the Company to prepare and submit the MOC Filing as soon as reasonably practicable after consummation of the Sale of Purchaser Shares, and the Seller shall provide all assistance and information to the extent necessary or reasonably requested by the Purchaser or the Company.

(c) Promptly after the submission of the MOC Filing, (i) the Seller shall cause the Seller Director to issue a letter of resignation as contemplated in Section 2(d)(v); (ii) the Parties shall pass the shareholders' resolution contemplated in Section 2(d)(iv); and (iii) the Purchaser and the Company shall prepare and submit (A)

the necessary filing documents with the competent AMR for the filings for the matters set forth in Section 2(d)(vi) and (B) a foreign investment information report, with respect to the Share Transfer, to the MOC through an online registration system designated by the competent Governmental Authority, and in each case of (A) and (B) the Seller shall provide all assistance as may be reasonably requested by the Purchaser for such filings or reporting.

(d) In case there are any fines, penalties, charges, fees or levies imposed by any Governmental Authority on the Company, the Purchaser or any of their respective affiliates due to the failure to obtain the approval to the shareholder alteration in the Direct Selling License (直销经营许可证) required by the MOC in connection with the Share Transfer (the "**Penalties**"), the Seller shall bear 20% of the Penalties by way of (i) directly settling such amount for and on behalf of the Company, the Purchaser or any of their respective affiliates, and/or (ii) within five (5) Business Days of a written request by the Company or the Purchaser, paying such amount to the designated bank account of the Company or the Purchaser.

(e) Each Party shall, and shall cause its affiliates, and the directors, officers, employees, agents, representatives, accountants and attorneys of it or its affiliates to, treat this Agreement and the transactions contemplated by this Agreement as confidential information and keep such information confidential, except as may be otherwise required by applicable Law, by any Governmental Authority or pursuant to applicable requirements of any listing agreement with, or listing rules of, any applicable securities exchange.

6. Termination

(a) This Agreement may be terminated:

(i) by mutual agreement in writing by the Parties;

(ii) by the Purchaser by notice in writing to the Seller if, at any time before the Closing, the Seller is in material breach of any provision of this Agreement which would reasonably be expected to result in the Conditions set out in Section 2(d) not being capable of being satisfied, and the Seller fails to remedy such breach to the reasonable satisfaction of the Purchaser within thirty (30) days after receipt of notice from the Purchaser requiring such remedy; or

(iii) by the Seller by notice in writing to the Purchaser if, at any time before the Closing, the Purchaser is in material breach of any provision of this Agreement which would reasonably be expected to result in the Conditions set out in Section 2(e) not being capable of being satisfied, and the Purchaser fails to remedy such breach to the reasonable

satisfaction of the Seller within thirty (30) days after receipt of notice from the Seller requiring such remedy.

(b) The Seller undertakes to notify the Purchaser in writing immediately if it becomes aware of a matter, breach, event, fact or circumstance that may give rise to a right of termination under Section 6(a)(ii), and the Purchaser undertakes to notify the Seller in writing immediately if it becomes aware of a matter, breach, event, fact or circumstance that may give rise to a right of termination under Section 6(a)(iii).

(c) In the event that this Agreement is terminated pursuant to the provisions hereunder:

(i) each Party shall use reasonable efforts to reverse the effect of any approvals, filings or registrations obtained or made for purposes of consummating the transactions completed hereby; and if any of the registration with AMR, the submission of the foreign investment modification report to the MOC and any other governmental registration or filing regarding the Share Transfer has been completed prior to such termination, the Parties shall cooperate with each other in the cancellation of such completed registration or filing, so that the status of the Company's equity ownership and shareholder's information would be reinstated as to the status immediately before the completion of such registration or filing; and

(ii) each Party's further rights and obligations shall cease immediately on termination, except that Sections 5(d), 5(e), 6, 7 and 8 shall survive the termination of this Agreement and shall continue in full force and effect. Termination of this Agreement does not affect a Party's accrued rights or obligations prior to such date of termination.

7. Governing Law and Dispute Resolution

(a) This Agreement and any non contractual rights or obligations arising out of or in connection with it shall be governed by the Laws of Hong Kong.

(b) Any dispute, controversy, claim or difference of whatever nature arising out of or relating to this Agreement, including a dispute regarding the validity, invalidity, existence, interpretation, performance, breach or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement shall be referred to and finally resolved by arbitration under the Arbitration Rules (the "**Rules**") administered by the Hong Kong International Arbitration Centre. There shall be three arbitrators, two of whom shall be nominated by the respective parties in accordance with the Rules and the third, who shall be the Chairman of the

arbitral tribunal, shall be nominated by the two nominated arbitrators within fourteen (14) days of the last of their appointments. The seat, or legal place, of arbitration shall be Hong Kong. The language to be used in the arbitral proceedings shall be English only. This arbitration clause shall be governed by the Laws of Hong Kong.

8. **Miscellaneous**

(a) The heading to each section is included for convenience only and shall not affect the construction of this Agreement.

(b) The capitalized terms in this Agreement shall have the meanings ascribed to them in this Agreement. Specifically, the following terms shall have the meanings ascribed to them as follows:

"**Business Day**" means any day (other than a Saturday, Sunday or public holiday) on which banks in the State of Utah, New York City, Hong Kong and the PRC are generally open for ordinary banking business (not including any day on which a tropical cyclone warning no. 8 or above or a "black" rain warning signal is hoisted in Hong Kong at any time between 9:00 am and 5:00 pm Hong Kong time).

"**Governmental Authority**" means any:

(i) the government of any jurisdiction (including any national, state, municipal or local government or any political or administrative subdivision thereof) and any department, ministry, agency, instrumentality, court, central bank, commission or other authority thereof, including any entity directly or indirectly owned (in whole or in part) or controlled thereby;

(ii) any public international organization or supranational body and its institutions, departments, agencies and instrumentalities; and

(iii) any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, supervisory, judicial, legislative, disciplinary, regulatory, licensing, competition, tax, importing or other governmental or quasi-governmental authority;

"**Laws**" means any constitution, statute, law, rule, regulation, guideline, ordinance, code, policy, decree, circular, decision, resolution, order or rule of common law issued, administered or enforced by any Governmental Authority, or any judicial or administrative interpretation thereof including the rules of any relevant securities exchange.

"**Losses**" means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and legal and other professional fees.

"**Tax**" means:

(i) all forms of tax, levy, impost, contribution, duty, rates, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including, but not limited to, corporation tax, income tax, capital or chargeable gains tax, inheritance tax, value added tax, national insurance and social security contributions (and corresponding obligations), capital duty, stamp duty, stamp duty land tax, stamp duty reserve tax and all taxes on gross or net income, profits or gains, receipts, sales, use, occupation, franchise, goods and services, transfer, excise, payroll, social security, employment, value added and personal property); and

(ii) all related fines, penalties, charges and interest,

whether directly or primarily chargeable against, recoverable from or attributable to any of the Company or another person and regardless of whether any of the Company or any other person has or may have any right of reimbursement against any other person (and "**Taxes**" shall be construed accordingly).

(c) The Parties shall each perform such acts, execute and deliver such instruments and documents (including but not limited to share transfer forms), and do all such other things as may be reasonably necessary to accomplish the transactions as contemplated in this Agreement.

(d) In the event any provision of this Agreement is found to be or becomes invalid or unenforceable, no other provision of this Agreement shall thereby be affected and this Agreement shall remain valid and enforceable in respect of all remaining provisions, and any invalid or unenforceable provision will be deemed to be replaced by a provision which as nearly as possible accomplishes the commercial purpose of the original.

(e) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by email to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(e)):

If to the Purchaser:

Nature's Sunshine Products, Inc.
2901 Bluegrass Blvd., Suite 100
Lehi, Utah 84043
Attention: General Counsel
Email: nathanb@natr.com

If to the Seller:

> Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
> No. 1289 Yishan Road
> Shanghai 200233, P.R. China
> Attention: Yue HE, Co-General Manager of International Investment Dept.
> Email: heyue1@fosunpharma.com

with a copy to:

> Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
> No. 1289 Yishan Road
> Shanghai 200233, P.R. China
> Attention: Yue ZHU, Vice President
> Email: zhuyue@fosunpharma.com

(f) This Agreement shall be binding upon, and inure solely to the benefit of, the Purchaser and the Seller and, to the extent provided herein, their respective heirs, executors, administrators, successors and assigns.

(g) This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understanding (whether written or oral) between the Parties with respect to the subject matter of this Agreement. For the purpose of registration of the Share Transfer with AMR only, the Parties shall enter into a short-form local equity transfer agreement (the "**Local Equity Transfer Agreement**"). The Parties further acknowledge and agree that in the event of any discrepancy between this Agreement and the Local Equity Transfer Agreement, this Agreement shall prevail.

(h) The Parties acknowledge and agree that the operating agreement entered into by the Parties and the Company in June 2016 (the "**Operating Agreement**") and its amendment shall terminate on the Closing Date pursuant to Article 48 of the Operating Agreement.

(i) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

(j) No variation or waiver to this Agreement shall be effective unless it is in writing and signed by or on behalf of the Parties.

[The remaining of this page is intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered as of the date first above written.

Nature's Sunshine Products, Inc.

By:____________________________

Name: Nathan G. Brower

Title: Executive Vice President, General Counsel and Secretary

IN WITNESS WHEREOF this Agreement has been duly executed and delivered as of the date first above written.

Fosun Industrial Co., Limited.

By:______________________________
Name: Xiaohui, GUAN
Title: Director

SCHEDULE 1

WARRANTIES

Part 1

1. CAPACITY AND AUTHORITY

1.1 It is duly formed, validly existing and in good standing in the jurisdiction of its organization.

1.2 It has full power and authority to enter into, execute and deliver this Agreement to perform its obligations hereunder.

1.3 This Agreement has been or will be, duly executed and delivered by it and constitutes (or, when executed and delivered in accordance herewith will constitute) the valid, legal and binding obligations of it, enforceable against it in accordance with its terms.

2. NO LITIGATION

There are no actions, claims, proceedings or investigations pending or to the best of its knowledge threatened against it or by it that may have an adverse effect on its ability to perform its obligations under this Agreement.

3. INSOLVENCY

3.1 It:

(a) is not insolvent, in liquidation or unable to pay its debts under any other insolvency legislation applicable to the company or person concerned;

(b) is not subject to any insolvency, reorganisation or dissolution procedure of any kind (including any restructuring or out-of-court recovery plans) under any applicable Law;

(c) is not unable to pay (and has not stopped paying) its debts as they fall due, including contingent and other liabilities, as and when they mature;

(d) has assets with an aggregate value more than the aggregate amount of its liabilities;

(e) is not subject to any outstanding unsatisfied judgment or any moratorium on payments or creditor proceedings under any applicable Law.

3.2 No step has been taken (including, without limitation, an application or order made, proceedings commenced, a resolution passed or proposed in a notice of

meeting) to initiate any process, and no process is subsisting or, so far as it is aware, threatened, in respect of it by or under which:

(a) the ability of its creditors to take any action to enforce their debts is suspended, restricted or prevented;

(b) some or all of its creditors accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing its dissolution;

(c) a person is appointed to manage its affairs, business and/or assets on behalf of its creditors (including any liquidator, receiver (including an administrative receiver), liquidator trustee, administrator, supervisor, nominee, custodian or any similar or analogous officer or official in any jurisdiction); and/or

(d) the holder of an Encumbrance over its assets is appointed to control its business and assets.

3.3 No process (including, without limitation, an application or order made, proceedings commenced, a resolution passed or proposed in a notice of meeting) has been initiated, is subsisting or, so far as it is aware, threatened which could lead to it being dissolved or wound up, and there are no circumstances justifying the initiation of any such action. No process has been initiated in respect of it which could have an adverse effect on its assets or financial position.

3.4 No floating charge created by it has crystallised and, so far as it is aware, there are no circumstances likely to cause such a floating charge to crystallise.

3.5 No distress, execution or other process has been levied on any of its assets.

Part 2

1. EQUITY INTERESTS

1.1 The Seller is the legal and beneficial owner of the Sale Shares.

1.2 The registered capital of the Company is US$13,000,000. The Sale Shares represents 20% of the registered capital of the Company, which has been fully paid-up.

1.3 There is no encumbrance, and there is no agreement, arrangement or obligation to create or give any encumbrance, in relation to any of the Sale Shares. No person has claimed to be entitled to any encumbrance in relation to any of the Sale Shares.

1.4 Other than this Agreement, there is no agreement, arrangement or obligation requiring or granting to any person the right (conditional or not) to require the issue, transfer or repurchase of the Sale Shares.

SCHEDULE 2

FORM OF LETTER OF RESIGNATION

Date: June 30, 2025
日期：2025 年 6 月 30 日

To:
致:

Shanghai Nature's Sunshine Health Products Co., Ltd.
(自然阳光（上海）日用品有限公司)
7th Floor, 1539 Zhongxing Road, Jing'an District, Shanghai
上海市静安区中兴路 1539 号第 7 层

Dear Sirs,
敬启者,

Resignation of Office from Shanghai Nature's Sunshine Health Products Co., Ltd.
从自然阳光（上海）日用品有限公司辞去相关职位

I, Zhou Lei, hereby resign from my office as director of Shanghai Nature's Sunshine Health Products Co., Ltd. (the "**Company**") with effect from the date of this letter.
本人，周磊，特此辞去自然阳光（上海）日用品有限公司（以下简称"**公司**"）的董事职务，自本函日期起生效。

I irrevocably confirm that I have no claim (whether under law, contract, or otherwise and whether present, future, actual, contingent or otherwise) against the Company, its shareholder, subsidiary or other affiliate, or any of its or their respective directors, officers and employees (collectively, the "**Covered Persons**") in respect of loss of office from the Company, any compensation for arrears of pay, or otherwise. To the extent that any such claim(s) may exist, I irrevocably and unconditionally waive it or them and release the Covered Persons from any liability whatsoever in respect thereof.

本人不可撤销地确认，对于因失去公司职务、任何拖欠薪酬的补偿或其他原因，本人对公司、其股东、子公司或其他关联方，或公司或前述各方各自的任何董事、高级职员和员工（合称"**受覆盖人士**"）不存在任何索赔（无论是根据法律、合同或其他方式，无论是现在、将来、确定的、不确定的或其他）。如果存在任何此类索赔，本人不可撤销且无条件地放弃该等权利，并免除受覆盖人士对此的任何责任。

Yours faithfully,
此致，

[signature]

Zhou Lei
周磊